Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

VIRYANET REPORTS RESULTS OF ITS

THIRD FISCAL QUARTER OF 2003

Achieves Breakeven Profitability and Cash Flow

Southborough, Mass. — October 28, 2003 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its third fiscal quarter of 2003.

Total revenues for the third quarter, ended September 30, 2003, were $3.4M, a 102% increase from $1.7M recorded for the third quarter of 2002, and a 26% increase from $2.7M recorded for the second quarter of 2003.

For the third quarter of 2003, the Company reported a net profit of $24,000, or $0.01 per basic and diluted share, compared to a net loss of $4.1M or $1.54 per basic and diluted share for the third quarter of 2002, and compared to a net loss of $1.0M or $0.39 per basic and diluted share for the second quarter of 2003.

Software license revenues for the third quarter of 2003 grew to $1.2M, a 62% increase from $0.8M recorded for the second quarter of 2003. Software license revenues comprised 36% of total revenue in the third quarter of 2003, compared to 28% in the second quarter of 2003.

The Company reported gross margins of 57% for the third quarter of 2003, compared to 33% for the third quarter of 2002, and 51% for the second quarter of 2003. The increase in gross margins from the previous quarter was due primarily to the increased volume of high-margin license revenues.

Operating expenses for the third quarter of 2003 were $1.9M, compared to $4.6M for the third quarter of 2002, and compared to $2.3M for the second quarter of 2003.

The Company’s cash position on September 30, 2003 was approximately $2.7M, $92,000 greater than the Company’s cash position on June 30, 2003. Short-term bank credit amounting to $0.9M was repaid during the third quarter of 2003, reducing short-term bank credit from $1.7M on June 30, 2003 to $0.8M on September 30, 2003. As previously disclosed, the Company received a strategic equity investment from Telvent on August 4, 2003 in the amount of $1.0M in exchange for Ordinary Shares of ViryaNet.

“Q3 was the third consecutive quarter of growth in revenues, the second consecutive quarter of breakeven cash flow, and the first quarter ever that ViryaNet has announced a net profit,” stated Win Burke, president and CEO, ViryaNet. “These positive achievements over the past three quarters are the result of hard work by the ViryaNet team, the increasing acceptance of our products by our customers and prospects, and a slow but steady improvement in general economic conditions affecting our targeted market segments.”

Q3 Activities Summary

During the third quarter of 2003, the Company:

•	Gained three new customers

•	Sold additional software licenses to an existing customer

•	Completed successful implementation milestones

•	Continued enhancing ViryaNet Service Hub with new functionality

Customer Sales through the Direct Sales Channel — News America Marketing, a News Corporation company, chose ViryaNet Service Hub to automate activities performed by its retail field workforce. Headquartered in New York City, News America Marketing is the nation’s leading single-source marketing services company, whose home delivered and in-store media is united under the SmartSource® brand. ViryaNet Service Hub will dispatch thousands of News America Marketing’s field personnel with the right product and store information; track and manage equipment and parts; collect labor information; and monitor and measure key performance indicators and on-line reporting in real-time field activity.

Customer Sales Through Partner Channels — ViryaNet’s reseller partner, GE Network Solutions, successfully closed its first sale of a ViryaNet Service Hub license to AltaGas, a gas utility headquartered in Leduc, Alberta, Canada. AltaGas, which delivers natural gas to customers in Alberta and the Northwest Territories, intends to automate the dispatch management and field activity reporting of its field workforce using ViryaNet Service Hub for Utilities.

ViryaNet’s partner Telvent sold ViryaNet Service Hub software to Canal de Isabel II, a water utility company located in Madrid, Spain. Telvent markets, sells, implements, and supports the ViryaNet solutions in the utilities, oil & gas, and telecommunications markets in Spain, Portugal, and Latin America, and is also a strategic investor in ViryaNet. Canal de Isabel II, one of the biggest water utilities in Spain, will use the wireless, Internet, and integration capabilities of ViryaNet Service Hub to provide mobile capabilities to a legacy work order management application.

Aspective, ViryaNet’s European partner, continued its successful activities in Europe by selling additional software licenses for mapping in the third quarter to one of its customers.

Professional Services — ViryaNet’s professional services organization successfully completed the first phase go-live of the XO Communications deployment during a two-month rapid implementation project.

Product Development — The Company continued to invest in product development, as demonstrated by the release of ViryaNet Service Hub 8.1 and 8.2 during the quarter. These releases introduced significant new functionality, including ASP support for multiple companies on a single instance, as well as enhancements to workflow, query, and user-customization capabilities.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2003, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31,	September 30,
	2002	2003
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	$3,211	$2,740
Restricted cash	30	—
Trade receivables	1,519	1,131
Other receivables and prepaid expenses	1,090	615

Total current assets	5,850	4,486

SEVERANCE PAY FUND	554	600

PROPERTY AND EQUIPMENT, NET	1,529	766

INTANGIBLE ASSETS, NET	2,902	2,857

	$10,835	$8,709

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31,	September 30,
	2002	2003
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,545	$817
Current maturities on long-term loan	—	800
Trade payables	844	798
Deferred revenues	1,440	1,676
Other payables and accrued expenses	3,139	2,883

Total current liabilities	6,968	6,974

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,400	1,600
Accrued severance pay	965	1,024

Total long-term liabilities	3,365	2,624

SHAREHOLDERS’ EQUITY:
Share capital	721	734
Additional paid-in capital	100,934	101,890
Accumulated other comprehensive loss	(368)	(348)
Accumulated deficit	(100,785)	(103,165)

Total shareholders’ equity	502	(889)

	$10,835	$8,709

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

U.S. dollars in thousands, except share and per share data

	Three months ended September 30,
	2002	2003
Revenues:
Software licenses	$683	$1,244
Maintenance and services	1,009	2,180

Total revenues	1,692	3,424

Cost of revenues:
Software licenses	30	134
Maintenance and services	1,105	1,340

Total cost of revenues	1,135	1,474

Gross profit	557	1,950

Operating expenses:
Research and development	1,006	435
Sales and marketing	1,883	1,020
General and administrative	650	451
Provision for doubtful accounts	1,082	—

Total operating expenses	4,621	1,906

Operating profit (loss)	(4,064)	44
Financial expenses, net	(56)	(20)

Net profit (loss)	$(4,120)	$24

Basic and diluted net profit (loss) per share	$(1.54)	$0.01

Weighted average number of shares used in computing basic and diluted net profit (loss) per share	2,681,733	3,033,970

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